CHINA FORESTRY, INC.
Room 517, No. 18 Building
Nangangizhoing District, Hi-Tech Development Zone
Harbin, People’s Republic of China

November 17, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D. C. 20549-7010

ATTN:       Tia L. Jenkins
Senior Assistant Chief Accountant

Re:              China Forestry, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed May 15, 2008
Form 10-Q/A for the Fiscal Quarter Ended March 31, 2008
and Form 10-Q for the Fiscal Quarter Ended June 30, 2008
Filed August 14, 2008
Response Letter Dated August 14, 2008
File No. 000-25765

Ladies and Gentlemen:

Thank you for your comment letter dated October 24, 2008 (the “Comment Letter”), with respect to the above-captioned Form 10-KSB for fiscal year ended December 31, 2007, Form 10-Q/A for the fiscal quarter ended March 31, 2008 and Form 10-Q for the fiscal quarter ended June 30, 2008.  We have filed our amended Form 10-KSB/A and Forms 10-Q/A of China Forestry, Inc., a Nevada corporation (the “Company”), which incorporate our responses to your comments, and this letter sets forth each of your comments with our responses below.

For your information, we have filed our amended Form 10-KSB/A annual report for the fiscal year ended December 31, 2007, amended Form 10-Q for the  quarterly periods ended March 31, 2008 and June 30, 2008 on the EDGAR system, and have also provided clean and marked copies to the Staff by overnight courier.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Note 1 – Organization and Business Background

Timberland

1.
We note in your response to our Comment No. 4 that prior to the transfer of the Ping Yang He Forestry Center, there was an impairment due to difficulties encountered in obtaining a wood-cutting quota then and the net book value of these timberlands was zero.  Please tell us how the difficulties encountered in obtaining a wood-cutting quota for the Ping Yang He Forestry Center were different from the difficulties you are still encountering for your other timberlands.  Additionally, explain to us why you believe you are making progress in getting a wood-cutting quota for the year ending December 31, 2008.

Response 1: The difficulty of Ping Yang He Forestry Center to obtain a wood-cutting quota lies in the fact that most woods in Ping Yang He are young trees, which need 5 - 10 years to grow to be mature trees for cutting. For this reason it has been more difficult for Ping Yang He Forestry Center to obtain a wood-cutting quota than our other three timberlands. As a result, a decision was made by the management to impair the book value of the timberland back then.

The difficulty we encountered in obtaining a quota in 2008 for our other three timberlands and why we believe we are making progress in getting a wood-cutting quota for the year ending December 31, 2008 are as follows:

1)
The other three timberlands were granted wood cutting licenses in 2006. After that, due to the reform of the government, the licenses were revoked with the intention that the licenses would be reissued after the government reform.

2)
The Company received information that the local forestry administration will receive a wood-cutting quota for a total of around 80,000 cubic meters in 2008. Since the Company already submitted its application to the local forestry administration in early 2008 to obtain a wood-cutting quota to cut wood in Wei Xing Forestry Center, where most of the forest is mature trees, management believes that the Company will receive a wood-cutting quota for around 5,000 cubic meters in 2008.

2.	Please address the following related to your response to comment 2 of our letter dated July 30, 2008:

a)
We note that you determine the carrying value of timberland based on third-party appraisals.  Clarify whether third-party appraisals were used to determine the carrying value or fair value of your timberland, and revise your disclosure, as necessary, to clarify the basis at which you carry timberland on your balance sheet.

b)	Please include your expanded, and revised, if applicable, timberland accounting policies disclosure in your amended Form 10-KSB.

Response 2: The carrying value of the timberland is based on historical cost less accumulated amortization.  The determination of the carrying value of timberland based on a third-party appraisal contained in our previous response letter dated August 14, 2008 was an error.

3.
We note your response to comment 4 of our letter dated July 30, 2008.  Please tell us whether you provided any consideration to the shareholder who contributed the Ping Yang He Forestry Center timberlands.  If no consideration was provided, please amend your disclosure to include the nonmonetary transactions disclosures required by APB 29.  Include why you determined the asset was impaired and the net book value was zero, as described in your response to us.  In addition, provide the related party disclosures set forth in paragraph two of SFAS 57 in both your footnotes and in Item 12 Certain Relationships and Related Transactions.

Response 3: The Ping Yang He Forestry Center was owned by Mr. Degong Han, the president of the Company.  In 2004, Mr. Han contributed the timberland as the registration capital to establish Harbin Senrun Forestry Development Co., Ltd. in exchange for stock in the Company. This is treated as a common control transaction and the historical cost of the assets, which is zero, was carried over. We have disclosed the transaction based on Paragraph 2 of SFAS 57 in our Form 10-KSB/A1 filed with the Commission.

Certifications of Principal Executive Officer and Principal Financial Officer, Exhibit 31

4.
Since your December 31, 2007 Form 10-KSB required a report by management on the effectiveness of your internal control over financial reporting, please revise your certifications filed as Exhibit 31 to your Form 10-KSB to include the portion of the introductory language in paragraph 4(b) of the certification required by Exchange Act Rules 13a-14(a) and 15d-14(a) that refers to the certifying officers’ responsibility for designing, establishing and internal control over financial reporting for the company.  Refer to Item 601(b)(31) of Regulation S-B and SEC Release No. 33-8760 for additional guidance.

Response 4: The certifications included as Exhibit 31 in our Form 10-KSB/A for December 31, 2007 have been revised to include the portion of the introductory language in paragraph 4(b) of the certification required by Exchange Act Rules 13a-14(a) and 15d-14(a) that refers to the certifying officers’ responsibility for designing, establishing and internal control over financial reporting for the company, as required in Item 601(b)(31).

Form 10-Q for the Quarterly Periods Ended March 31, 2008 and June 30, 2008

Item 4(A) – Controls and Procedures

5.
We noted that your disclosure still indicates that your principal executive officer and principal financial officer have concluded, to the best of their knowledge, that your disclosure controls and procedures are not effective.  Please remove the phrase, to the best of their knowledge, from your March 31, 2008 and June 30, 2008 disclosure to simply state that the officers have concluded your disclosure controls and procedures are not effective.

Response 5: The phrase “to the best of their knowledge” has been deleted from Item 4(A) of our Form 10-Q/A for the quarterly periods ended March 31, 2008 and June 30, 2008, and the disclosure now simply states that the officers have concluded that our disclosure controls and procedures are not effective.

Certifications of Principal Executive Officer and Principal Financial Officer, Exhibit 31

6.
Please revise both of your Exhibits 31 certifications to your March 31, 2008 Form 10-Q to include the required internal control over financial reporting introductory language of paragraph 4, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f).  Refer to Item 601(b)(31) of Regulation S-K for additional guidance.

Response 6: Pursuant to your request, both Exhibit 31 certifications to our March 31, 2008 Form 10-Q have been revised to include all the language in paragraph 4 required by Exchange Act Rules 13a-15(f) and 15d-15(f).

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions.  We would appreciate if you would advise us at your earliest convenience if any further changes may be necessary to our filings.

Sincerely,

/s/ Yuan Tian
Yuan Tian
Chief Executive Officer

cc:  Harold H. Martin, Esq.

Enclosures